EXHIBIT 4
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               ENGLISH TRANSLATION OF FRENCH POWER OF ATTORNEY FOR
                                  FIMALAC S.A.

DELEGATION OF POWER

I the undersigned Marc Ladreit de Lacharriere, acting as Chairman of the Board of Directors of Fimalac S.A., hereby confer to Ms. Veronique Morali, residing at 124 rue Blomet, 75015 Paris, France full power to perform the following with regard to the Company:

-        organize the Company and regulate its operations;

- represent the Company with regard to third parties as well as towns and municipalities, governments, public or private administrations, and sign any contracts or agreements with such parties;

- cause to be performed all works or enterprises, either by common agreement or as per court order, make all submissions or agreements, execute such, sign any supply contracts and any subscriptions or policies, terminate such or modify such, sign all amendments;

- collect any and all goods stopped or held up at customs, make any declarations or undertakings related thereto, sign all receipts or invoices, pay any fees, request any damages;

- collect from any of Postal, Railroad or other transport company, all packages or letters, registered or not registered, addressed to the Company;

- take out any insurance policy for fire, shipping, work injuries and any other risk, sign any policies and amendments, complete all formalities in the event of damage or loss, appoint all experts or arbitrators, negotiate and settle upon any amount of indemnities, and collect such;

- operate any of the bank or postal accounts of the Company and, to this effect, sign all necessary documents;

- sign all drafts or bills, accept or endorse any securities, drafts, bills or checks, sign all checks or transfers received from or issued to any private individual or any account;

- collect any amounts due to the Company as principal, interest or products, for any reason whatsoever; withdraw all shares and amounts belonging to the Company from any public or private accounts, and give any receipts for such;

-        pay any amounts owed by the Company;

-        take out any loans;
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-        deliver any securities or guarantees, real or personal, binding on all parties or not;

- negotiate or accept compromises with any creditors or debtors, review, negotiate and close any accounts, set the assets and liabilities, collect or pay out such;

- waive or withdraw on behalf of the Company any preferential claim, mortgage, resolutive action or any other rights or claims whatsoever, waive or withdraw registrations, seizures, impoundments or garnishments, or appeals with or without ascertainment of payment;

-        buy or sell all currency;

- acquire or cede, in any form whatsoever, all real estate, shares or stocks in any French or foreign company;

- represent the Company in any shareholders' meeting or any partners' meeting for any French or foreign company; draft any motions, take part in any deliberations, issue all votes, give or refuse to give discharge or release or approval, accept on behalf of the Company all functions and in particular those of director or manager; represent the Company in its capacity as administrator of any societe anonyme or manager of any companies to which it has been appointed, regardless of their form;

- represent the Company in any audits or liquidation, declare any claims or debts;

- make any requests for relief or acquittal, reduction or restitution of any contributions or taxes paid whatsoever before all administrations or in all amicable or hostile judicial proceedings;

-        retain any lawyers or solicitors;

- for these purposes, sign all documents or reports, elect domicile, specifically delegate any individual for such.

Paris, December 4, 1997
[Marc Ladreit de Lacharriere]